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SEC
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Section

FEB 19 2008

Washington, DC
101

SECU 08030006 SION

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 48081

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/07 (MM/DD/YY) AND ENDING 12/31/07 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Gerard Asset Management, Ltd.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

N87 W16420 Appleton Avenue
(No. and Street)

Menomonee Falls (City) WI (State) 53051-2851 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Bonfield & Company, S.C.
(Name – *if individual, state last, first, middle name*)

740 N. Plankinton Ave., Ste. 200 (Address) Milwaukee (City) WI (State) 53203 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 21 2008
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Kevin P Gerard, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Gerard Asset Management, Ltd., as of December 31, 2007, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

ERIN WATERS
Notary Public
State of Wisconsin

Signature

PRESIDENT
Title

Erin E Waters my comission expires 10/9/2011
Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

GERARD ASSET MANAGEMENT, LTD.

REPORT ON AUDIT OF FINANCIAL STATEMENTS AND ADDITIONAL INFORMATION

YEAR ENDED DECEMBER 31, 2007

BONFIELD & COMPANY, S.C.

CONTENTS

--oo0oo--

Bonfield & Company,

S.C.
CERTIFIED PUBLIC ACCOUNTANTS

740 N. Plankinton
Milwaukee, Wisconsin 53203

Report of Independent Auditors

Board of Directors
Gerard Asset Management, Ltd.
Menomonee Falls, Wisconsin

We have audited the accompanying statement of financial condition of Gerard Asset Management, Ltd. as of December 31, 2007 and 2006, and the related statements of income, changes in stockholders' equity and cash flows for the years then ended that you are filing pursuant to rule 17A-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Gerard Asset Management, Ltd. as of December 31, 2007 and 2006, and the results of its operations, changes in retained earnings, and cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The additional information on pages 9 through 11 is presented for purposes of additional analysis and is not a required part of the basic financial statements but is additional information required by rule 17A-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Bonfield + Company, S.C.
Certified Public Accountants

February 9, 2008
Milwaukee, Wisconsin

GERARD ASSET MANAGEMENT, LTD.

STATEMENT OF FINANCIAL CONDITION

December 31, 2007 and 2006

	2007	2006
ASSETS		
CURRENT ASSETS:		
Cash	$ 36,844	$ 49,638
Commissions receivable		2,171
Other current assets	3,875	3,670
TOTAL CURRENT ASSETS	40,719	55,479
EQUIPMENT - at cost:		
Office equipment	25,229	24,671
Vehicle	46,879	46,879
	72,108	71,550
Less accumulated depreciation	48,173	32,382
	23,935	39,168
	$ 64,654	$ 94,647
LIABILITIES AND STOCKHOLDERS' EQUITY		
CURRENT LIABILITIES:		
Accounts payable	$ 419	$ 4,742
Accrued payroll and payroll taxes	1,140	5,135
Retirement plan contribution payable - Note B	7,598	19,930
Payments due within one year on long-term debt - Note C		5,623
TOTAL CURRENT LIABILITIES	9,157	35,430
LONG-TERM DEBT - Note C		21,841
STOCKHOLDERS' EQUITY:		
Common stock	5	5
Additional paid in capital	39,449	11,360
Retained earnings	16,043	26,011
	55,497	37,376
	$ 64,654	$ 94,647

See notes to financial statements.

GERARD ASSET MANAGEMENT, LTD.

STATEMENT OF INCOME

Years ended December 31, 2007 and 2006

	2007	2006
REVENUES:		
Commissions and fees	$ 461,677	$ 353,402
Other - Note G	35,000	
	496,677	353,402
COSTS AND EXPENSES:		
Salaries and wages	316,084	166,037
Payroll taxes	12,737	10,600
Commissions	47,978	21,297
Rent - Note D	24,000	24,000
Repairs and maintenance	2,939	1,425
Telephone	4,199	3,699
Insurance	1,829	2,366
Office supplies and expenses	5,799	9,097
Professional fees	22,639	34,483
Dues and licenses	9,481	14,095
Advertising and marketing	4,377	31,511
Other	5,829	8,469
Interest expense	365	1,462
Depreciation	15,791	14,484
Retirement plan contributions - Note B	7,598	4,930
	481,645	347,955
NET INCOME	$ 15,032	$ 5,447

See notes to financial statements.

GERARD ASSET MANAGEMENT, LTD.

STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY

Years ended December 31, 2007 and 2006

	Total	Common stock	Additional paid-in capital	Retained earnings
Balances at December 31, 2005	$ 49,783	$ 5	$ 11,360	$ 38,418
Net income	5,447			5,447
Distributions to stockholder	(17,854)			(17,854)
Balances at December 31, 2006	37,376	5	11,360	26,011
Net income	15,032			15,032
Capital contributions	28,089		28,089	
Distributions to stockholder	(25,000)			(25,000)
Balances at December 31, 2007	$ 55,497	$ 5	$ 39,449	$ 16,043

	Common stock
Par value	$0.01
Authorized shares	1,000
Issued and outstanding shares at December 31:	
2006	500
2007	500

See notes to financial statements.

GERARD ASSET MANAGEMENT, LTD.

STATEMENT OF CASH FLOWS

Years ended December 31, 2007 and 2006

	2007	2006
CASH FLOWS FROM OPERATING ACTIVITIES:		
Net income	$ 15,032	$ 5,447
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation	15,791	14,484
Change in commissions receivable	2,171	5,723
Change in other current assets	(205)	(845)
Change in payables and accrued expenses	(20,650)	9,637
NET CASH PROVIDED BY OPERATING ACTIVITIES	12,139	34,446
CASH FLOWS FROM INVESTING ACTIVITIES:		
Purchase of equipment - Note E	(558)	(1,000)
NET CASH USED BY INVESTING ACTIVITIES	(558)	(1,000)
CASH FLOWS FROM FINANCING ACTIVITIES:		
Payments on note payable	(27,464)	(3,447)
Capital contributions	28,089	
Distributions to stockholder	(25,000)	(17,854)
NET CASH USED BY FINANCING ACTIVITIES	(24,375)	(21,301)
NET INCREASE (DECREASE) IN CASH	(12,794)	12,145
CASH:		
Beginning of year	49,638	37,493
End of year	$ 36,844	$ 49,638
SUPPLEMENTAL INFORMATION:		
Cash paid for interest expense	$ 365	$ 1,462

See notes to financial statements.

GERARD ASSET MANAGEMENT, LTD.

NOTES TO FINANCIAL STATEMENTS

Years ended December 31, 2007 and 2006

Note A - Description of business and summary of significant accounting policies:

Description of business:

The Company is a member of the Financial Industry Regulatory Authority and is a registered broker-dealer with the Securities and Exchange Commission. The Company is an introducing broker-dealer who forwards its transactions to a clearing broker-dealer on a fully-disclosed basis. All commission revenues are earned from this clearing broker-dealer and from various mutual funds. The Company holds no customer securities or funds for investment, nor does it owe funds or securities to its customers. Its customers are primarily businesses and individuals in southeastern Wisconsin. The company has a bank account, which is excluded from the computation of net capital, which is used to forward withheld taxes on distributions to customers. The Company also provides retirement plan services to customers for a fee.

Use of estimates:

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Cash:

The Company treats all highly liquid investments as cash. The Company monitors the financial condition of the banks where it maintains cash and believes there is no significant credit risk.

Commissions receivable:

All of the Company's commissions receivable are due from various mutual funds. Commissions receivable are typically collected in full each month and an allowance for doubtful accounts is not provided.

Depreciation:

The cost of equipment is capitalized and depreciated over its estimated useful life using accelerated methods.

Advertising:

All advertising costs are expensed as incurred. Costs and expenses include advertising and marketing expenses of $ 4,377 in 2007 and $31,511 in 2006.

Income taxes:

The Company has elected to be taxed under the S corporation provisions of the Internal Revenue Code and does not pay income taxes on its taxable income. Instead the shareholder is liable for income taxes on the Company's taxable income.

GERARD ASSET MANAGEMENT, LTD.

NOTES TO FINANCIAL STATEMENTS

Note B - Retirement plans:

The Company maintains money-purchase and profit-sharing retirement plans for its employees and invests the contributions with various mutual fund companies. Contributions are made at the discretion of the Board of Directors, and were $7,598 for 2007 and $4,930 for 2006. These amounts include accrued contributions of $7,598 at December 31, 2007 and $4,930 at December 31, 2006.

Note C - Long-term debt:

The Company had a note payable in the amount of $27,464 at December 31, 2006 that was supported by a lien on the vehicle. The note was paid in full in February, 2007.

Note D - Rent, related party transactions:

The Company leases office facilities under a month to month agreement with its sole stockholder. Payments under the agreement were $24,000 in 2007 and $24,000 in 2006.

Note E - Statement of cash flows:

In 2006 the Company acquired a new vehicle in exchange for a $1,000 cash payment, a note payable of $30,911 and a vehicle with a net book value of $14,967.

Note F - Net capital requirements:

The Company is required by provisions of the Securities Exchange Act of 1934 to maintain net capital of $5,000 and a ratio of aggregate indebtedness to net capital of less than 1,500%. These requirements could restrict the payment of dividends.

The Company met these requirements at December 31, 2007 as follows:

Net capital	$32,756
Aggregate indebtedness ration	7.35%

GERARD ASSET MANAGEMENT, LTD.

NOTES TO FINANCIAL STATEMENTS

Note F - Net capital requirements (continued):

At December 31, 2006 the Company reported net capital of $24,414 and an aggregate indebtedness ratio of 104.5%. Subsequently the Financial Industry Regulatory Authority (FINRA) determined that the note payable of $27,464 supported by a lien on the Company's vehicle was not an allowable addition to net capital resulting in a net capital deficit of $3,050. The Company immediately paid the note in full to restore its net capital. In December, 2007, the Company filed a letter of acceptance, waiver and consent with FINRA and paid a $2,000 sanction to close this matter.

Note G - Other revenue:

Other revenue consists of a $35,000 one-time special payment received by the Company in 2007 as a result of the consolidation of NASD and NYSE Member Regulation.

ADDITIONAL INFORMATION

GERARD ASSET MANAGEMENT, LTD.

COMPUTATION OF NET CAPITAL, EXCESS NET CAPITAL AND AGGREGATE INDEBTEDNESS RATIO

	December 31 2007	December 31 2006
Total stockholders' equity	$ 55,497	$ 37,376
Additions (subtractions):		
Accrued retirement plan contribution for sole stockholder	6,750	4,185
Minimum cash balance at bank	(1,681)	(1,773)
Other current assets	(3,875)	(3,670)
Equipment - net	(23,935)	(39,168)
NET CAPITAL (DEFICIT)	32,756	(3,050)
Required net capital	(5,000)	(5,000)
EXCESS NET CAPITAL (DEFICIT)	$ 27,756	$ (8,050)
Total liabilities	$ 9,157	$ 57,271
Less accrued retirement plan contribution for sole stockholder	(6,750)	(4,185)
AGGREGATE INDEBTEDNESS	$ 2,407	$ 53,086
Ratio of aggregate indebtedness to net capital	7.35%	

GERARD ASSET MANAGEMENT, LTD.

EXEMPTIVE PROVISION FROM RULE 15c3-3

Exemption from Rule 15c3-3 is claimed at December 31, 2007 and 2006 based on item 25.c.(k) of form X-17A-5 – all customer transactions cleared through another broker-dealer on a fully disclosed basis.

GERARD ASSET MANAGEMENT, LTD.

RECONCILIATION OF UNAUDITED COMPUTATION OF NET CAPITAL TO AUDITED COMPUTATION OF NET CAPITAL

	December 31 2007	December 31 2006
Unaudited net capital per form X-17A-5	$ 32,756	$ (3,050)
AUDITED COMPUTATION OF NET CAPITAL	$ 32,756	$ (3,050)

GERARD ASSET MANAGEMENT, LTD.

INDEPENDENT AUDITORS' REPORT ON INTERNAL ACCOUNTING CONTROL

Year ended December 31, 2007

Board of Directors
Gerard Asset Management, Ltd.

In planning and performing our audit of the financial statements and additional information of Gerard Asset Management, Ltd. (the Company), for the year ended December 31, 2007, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons
2. Recordation of differences required by rule 17a-13
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2007 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities and Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

February 9, 2008

Bonfield & Company, S.C.
Certified Public Accountants

END